SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KOPIN CORPORATION

(Name of Subject Company (issuer) and Filing Person (offeror))

Options to Purchase Shares of Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

500600101

(CUSIP Number of Class of Securities of Underlying Common Stock)

Richard Sneider

Chief Financial Officer

200 John Hancock Rd

Taunton, MA 02780

(508) 824-6696

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

John J Concannon, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

(617) 951-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$184,486	$7.25

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes-Merton option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 203,460 shares of the common stock of Kopin Corporation will be acquired pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is based on a rate equal to $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7.25	Filing Party: Kopin Corporation
Form or Registration No.: 005-48471	Date Filed: August 28, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 to the Schedule TO (“Amendment No. 2”) amends and supplements the Schedule TO and the Offer to Purchase Eligible Options (the “Offering Memorandum”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2008, as amended by that certain Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on September 11, 2008, in connection with the offer (the “Offer”) by Kopin Corporation (the “Company”) to certain option holders to purchase certain portions of certain stock options in order to provide such option holders with the opportunity to avoid or minimize the potential personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance issued by the U.S. Internal Revenue Service thereunder. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of reporting the results of the Offer to Purchase Eligible Options (as defined in the Offering Memorandum), pursuant to the terms and conditions set forth in the Offering Memorandum and the attached exhibits, including the Election Form attached hereto as Exhibit 99.(a)(1)(B) (the “Election Form”) and the form of Cash Payment Right attached hereto as Exhibit 99.(a)(1)(C) (together with the Offering Memorandum, as they each may have been amended or supplemented through the date hereof, the “Offering Documents”). Except as amended and supplemented hereby and by Amendment No. 1, all terms of the Offer and the Offering Documents and all disclosure set forth in the Schedule TO and the Exhibits attached thereto remain unchanged.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended by adding the following at the end of Item 4(a):

“The Offer expired at 11:59 p.m., Eastern Time, on September 26, 2008. Pursuant to the terms of the Offer, the Company has purchased outstanding Eligible Options (as defined in the Offering Memorandum) covering an aggregate of 197,210 shares of common stock of the Company at the fair market value of such Eligible Options. In addition, because the Conditions of the Offer (as described in Part III, Section 8 of the Offering Memorandum) has been satisfied, the participants whose Eligible Options were purchased shall receive their Cash Payments (as defined in the Offering Memorandum) in lump sum on the first regular payroll date of the Company after January 1, 2009 for their Eligible Options purchased pursuant to the Offer or earlier with respect to any Eligible Expiring Options (as defined in the Offering Memorandum) purchased pursuant to the Offer, on the date(s) such Eligible Expiring Options would have otherwise expired but for their purchase pursuant to the Offer.

The Offering Memorandum filed as Exhibit 99.(a)(1)(A) of the Schedule TO is hereby amended as follows:

19. Forward-looking Statements; Miscellaneous.

The first paragraph on page 30 in Section 19 of the Offering Memorandum is hereby amended and restated as follows:

“This document and our SEC reports referred to above contain certain forward-looking. All statements other than statements of historical fact may be forward-looking statements. Such forward-looking statements include, among others, those statements regarding future events and future results of Kopin that are based on current expectations, estimates, forecasts, and the beliefs and assumptions of us and our management, and speak only as of the date made and are not guarantees of future performance. The words “anticipates,” “believes,” “expects,” “estimates,” “plans,” “objectives,” and other similar statements of expectation identify forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in our Annual Report on Form 10-K for our fiscal year ended December 29, 2007 filed with the SEC on March 31, 2008, including those set forth in Item 1A, those factors set forth in Item 7A and those factors set forth in other reports that we file with the SEC.”

Item 12.	Exhibits

Item 12 of the Schedule TO is amended and restated as follows:

The Exhibit Index included in this Tender Offer Statement on Schedule TO is incorporated herein by reference.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Purchase Eligible Options dated August 28, 2008, as amended September 11, 2008 and September 29, 2008.

99.(a)(1)(B)*	Form of Election Form, as amended September 11, 2008.

99.(a)(1)(C)*	Form of Cash Payment Right

99.(a)(1)(D)*	Form of Election Confirmation Statement

99.(a)(1)(E)*	Email Notification to Eligible Optionees

99.(a)(5)*	Employee Presentation

99.(b)	Not applicable.

99.(d)(A)*	2001 Equity Incentive Plan, as amended, filed with the SEC on April 20, 2001 as Appendix B to Proxy Statement filed pursuant to Rule 14a-6 of the Exchange Act, File No. 000-19882, and incorporated herein by reference.

99.(d)(B)*	2001 Supplemental Equity Incentive Plan, as amended, filed as exhibit 4.5 to Registration Statement on Form S-8 filed on November 13, 2001, and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOPIN CORPORATION

By:	/s/ Richard S. Sneider
Name:	Richard Sneider
Title:	Chief Financial Officer
Dated:	September 29, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.(a)(1)(A)	Offer to Purchase Eligible Options dated August 28, 2008, as amended September 11, 2008 and September 29, 2008.

99.(a)(1)(B)*	Form of Election Form, as amended September 11, 2008.

99.(a)(1)(C)*	Form of Cash Payment Right

99.(a)(1)(D)*	Form of Election Confirmation Statement

99.(a)(1)(E)*	Email Notification to Eligible Optionees

99.(a)(5)*	Employee Presentation

99.(b)	Not applicable.

99.(d)(A)*	2001 Equity Incentive Plan, as amended, filed with the SEC on April 20, 2001 as Appendix B to Proxy Statement filed pursuant to Rule 14a-6 of the Exchange Act, File No. 000-19882, and incorporated herein by reference.

99.(d)(B)*	2001 Supplemental Equity Incentive Plan, as amended, filed as exhibit 4.5 to Registration Statement on Form S-8 filed on November 13, 2001, and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed.